SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 26, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
              ---------------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)



              ---------------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F      X               Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                     Yes                            No          X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                CNOOC Limited
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                         (Stock Code: 883)
                                 ANNOUNCEMENT
------------------------------------------------------------------------------
The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2006 (ended 31 March 2006).
The comparative statistics for the first quarter of 2005 (ended 31 March 2005) are also disclosed in this announcement.
------------------------------------------------------------------------------

The board of directors of CNOOC Limited (the "Company") (the "Board") hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the "Group") for the first quarter of 2006 (ended 31 March 2006). The comparative statistics for the first quarter for 2005 (ended 31 March 2005) are also disclosed in this announcement.

The Company's unaudited oil and gas revenue for the first quarter of 2006 amounted to RMB16.43 billion (equivalent to US$2.039 billion), representing an increase of 43.8% when compared to the same period in 2005. The Company also achieved a total net daily production of 450,463 barrels of oil equivalent
(BOE), an increase of 9.5% from the same period in 2005.

Net production by the Company offshore China experienced a growth of 11% in the first quarter of 2006 compared to the same quarter last year, reaching a level of 415,144 barrels of oil equivalent (BOE) per day. Crude oil and liquids production by the Company offshore China was 364,400 barrels per day. The increase of 11.2% in crude oil and liquids production was largely due to increases of production volume from Bohai Bay and Eastern South China Sea. Gas production offshore China was 293 million cubic feet per day, representing an increase of 9.9%.

Total unaudited revenues were RMB16.66 billion (equivalent to US$2.068 billion) for the first quarter of 2006, representing an increase of 45.1% when compared to the same period in 2005. This revenue growth was largely due to increases of net production volume and higher realized oil and gas prices. The realized crude oil price in the first quarter of 2006 was US$58.13 per barrel.

The Company's development capital expenditure increased 10.1% to RMB3,292.9 million (equivalent to US$408.7 million) in the first quarter of 2006, as a result of successful development activities announced at the beginning of this year, while exploration capital expenditures increased 23.7% to RMB426.6 million (equivalent to US$52.9 million) as a result of intensified exploration activities. In the first quarter of 2006, the Company made three new discoveries offshore China: South BZ28-2S, BZ29-4 and QK18-2E. BZ28-2S is likely to be one of the most significant discoveries offshore China in the recent years.

The Company also made great progress in its overseas business development. During this period, the Company acquired a 45% working interest in Nigeria OML 130 and 35% working interest in OPL 229, and also signed PSC with GEPetrol in relation to Block S in Equatorial Guinea. In addition, the Company also acquired a 25% interest in four blocks of Outer Browse in Australia.

First Quarter and Year-to-Date Production Summary

                                                                   2005                        2006
Crude Oil & Liquids (b/d)                                         Q1            YTD            Q1           YTD
      Bohai Bay                                              162,420        162,420       200,473       200,473
      Western South China Sea                                 54,146         54,146        45,820        45,820
      Eastern South China Sea                                109,037        109,037       116,474       116,474
      East China Sea                                           2,152          2,152         1,634         1,634
      Overseas                                                23,824         23,824        19,119        19,119
                                                         ----------- -------------- ------------- --------------
      Subtotal (b/d)                                         351,579        351,579       383,519       383,519
                                                         ===========    ===========   ===========   ===========

Natural Gas (mmcf/d)
      Bohai Bay                                                   51             51            65            65
      Western South China Sea                                    196            196           199           199
      Eastern South China Sea                                      0              0             9             9
      East China Sea                                              19             19            20            20
      Overseas                                                    82             82            97            97
                                                         ----------- -------------- ------------- --------------
      Subtotal (mmcf/d)                                          348            348           390           390
                                                         ===========    ===========   ===========   ===========

Total Production (boe/d)                                     411,424        411,424       450,463       450,463
                                                         ===========    ===========   ===========   ===========

First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

                                                RMB millions                                       US$ millions
                                       2005                     2006                      2005                      2006
                                       Q1         YTD           Q1          YTD           Q1          YTD          Q1          YTD
Sales Revenue
       Crude oil and liquids     10,727.2    10,727.2     15,616.3     15,616.3      1,296.1      1,296.1     1,938.1      1,938.1
       Natural gas                  696.8       696.8        816.0        816.0         84.2         84.2       101.3        101.3
       Marketing    Revenue,         37.5        37.5        120.9        120.9          4.5          4.5        15.0         15.0
net
       Others                        21.3        21.3        106.8        106.8          2.6          2.6        13.3         13.3
                              ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Total                            11,482.8    11,482.8     16,660.0     16,660.0      1,387.4      1,387.4     2,067.6      2,067.6
                              =========== ===========  ===========  ===========  ===========  =========== ===========  ===========

Capital Expenditures
       Exploration                  344.9       344.9        426.6        426.6         41.7         41.7        52.9         52.9
       Development                2,991.9     2,991.9      3,292.9      3,292.9        361.5        361.5       408.7        408.7
                              ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Total                             3,336.8     3,336.8      3,719.5      3,719.5        403.2        403.2       461.6        461.6
                              =========== ===========  ===========  ===========  ===========  =========== ===========  ===========

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB8.0575 has been used for the first quarter of 2006, and an exchange rate of US$1 = RMB8.2765 has been used for the first quarter of 2005, where applicable, for purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

As at the date of this announcement, the Board comprises:

Executive Directors         Independent non-executive Directors:
Fu Chengyu (Chairman)       Sung Hong Chiu
Luo Han                     Kenneth S. Courtis
Zhou Shouwei                Evert Henkes
Cao Xinghe                  Tse Hau Yin, Aloysius
Wu Zhenfang                 Lawrence J. Lau
Wu Guangqi
Yang Hua


                                                           By Order of the Board
                                                            CNOOC Limited
                                                            Victor Zhikai Gao
                                                            Company Secretary

Hong Kong, 25 April 2006

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Victor Zhikai Gao
                                                   ---------------------
                                                    Name: Victor Zhikai Gao
                                                    Title:  Company Secretary



Dated: April 26, 2006